



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 2/7/13

February 7, 2013

Act: 1934
Section:
Rule: 14a-8
Public
Availability: 2/7/13

Christian P. Callens
Skadden, Arps, Slate, Meagher & Flom LLP
christian.callens@skadden.com

Re: Devon Energy Corporation

Dear Mr. Callens:

This is in regard to your letter dated February 7, 2013 concerning the shareholder proposal submitted by the Needmor Fund and Daniel Altschuler for inclusion in Devon Energy's proxy materials for its upcoming annual meeting of security holders. Your letter indicates that the proponents have withdrawn the proposal, and that Devon Energy therefore withdraws its January 24, 2013 request for a no-action letter from the Division. Because the matter is now moot, we will have no further comment.

Copies of all of the correspondence related to this matter will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

cc: The Needmor Fund
c/o Daniel Stranahan
*** FISMA & OMB Memorandum M-07-16 ***

Daniel Altschuler
*** FISMA & OMB Memorandum M-07-16 ***

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
1000 LOUISIANA, SUITE 6800
HOUSTON, TEXAS 77002-5026

TEL: (713) 655-5100
FAX: (713) 655-5200
www.skadden.com

DIRECT DIAL
713-655-5103
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713-483-9103
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CHRISTIAN.CALLENS@SKADDEN.COM

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February 7, 2013

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

RE: Devon Energy Corporation Withdrawal of No-Action Request, Dated January 24, 2013, Regarding Shareholder Proposal of The Needmor Fund and Daniel Altschuler

Ladies and Gentlemen:

We refer to our letter submitted on behalf of Devon Energy Corporation ("Devon"), dated January 24, 2013 (the "No-Action Request"), pursuant to which we requested that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission concur with our view that Devon could exclude the shareholder proposal and supporting statement (the "Proposal") submitted by The Needmor Fund and Daniel Altschuler (collectively, the "Proponents") from the proxy materials to be distributed by Devon in connection with its 2013 annual meeting of shareholders.

Attached hereto as Exhibits A-1 and A-2 are letters, each dated February 1, 2013 (collectively, the "Proponents' Withdrawal Letters"), from the Proponents to Devon withdrawing the Proposal. In reliance on the Proponents' Withdrawal Letters, we hereby withdraw, on behalf of Devon, the No-Action Request.

If you have any questions with respect to this matter, please do not hesitate to contact me at (713) 655-5103.

Very truly yours,



Christian P. Callens

Enclosure

cc: Carla Brockman (Vice President, Corporate Governance and Secretary, Devon)

Daniel Stranahan
Chair – Finance Committee
The Needmor Fund
2123 West Webster Avenue
Chicago, IL 60647

Timothy Smith
Senior Vice President
Walden Asset Management
One Beacon Street
Boston, MA 02108
fax: 617-227-2690
tsmith@bostontrust.com

Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A-1

THE NEEDMOR FUND

February 1, 2013

Ms. Carla Brockman
Corporate Secretary
Devon Energy Corporation
20 N. Broadway, Suite 1500
Oklahoma City, OK 73102

Dear Ms. Brockman:

Re: Needmor Fund shareholder proposal seeking Separation of the Chair and CEO

We are pleased to withdraw our resolution for a vote at the 2013 AGM.

Sincerely,



Daniel Stranahan
Chair – Finance Committee

CC: Timothy Smith, Walden Asset Management

The Needmor Fund
c/o Daniel Stranahan

*** FISMA & OMB Memorandum M-07-16 ***

EXHIBIT A-2

Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***

February 1, 2013

Ms. Carla Brockman
Corporate Secretary
Devon Energy Corporation
20 N. Broadway, Suite 1500
Oklahoma City, OK 73102

Dear Ms. Brockman:

Re: Daniel Altschuler shareholder proposal seeking Separation of the Chair and CEO

We are pleased to withdraw our resolution for a vote at the 2013 AGM.

Sincerely,



Daniel Altschuler

Cc: Timothy Smith – Walden Asset Management

SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP

1000 LOUISIANA, SUITE 6800
HOUSTON, TEXAS 77002-5026

TEL: (713) 655-5100
FAX: (713) 655-5200
www.skadden.com

DIRECT DIAL
713-655-5103
DIRECT FAX
713-483-9103
EMAIL ADDRESS
CHRISTIAN.CALLENS@SKADDEN.COM

FIRM/AFFILIATE OFFICES
BOSTON
CHICAGO
LOS ANGELES
NEW YORK
PALO ALTO
WASHINGTON, D.C.
WILMINGTON

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BRUSSELS
FRANKFURT
HONG KONG
LONDON
MOSCOW
MUNICH
PARIS
SÃO PAULO
SHANGHAI
SINGAPORE
SYDNEY
TOKYO
TORONTO
VIENNA

January 24, 2013

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: Devon Energy Corporation 2013 Annual Meeting Stockholders
Proposal of The Needmor Fund and Daniel Altschuler

Ladies and Gentlemen:

We are submitting this letter on behalf of Devon Energy Corporation, a Delaware corporation ("Devon"), pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended. Devon is seeking to omit a shareholder proposal and supporting statement (the "Proposal") that it received from The Needmor Fund ("Needmor") and Daniel Altschuler ("Altschuler" and, together with Needmor, the "Proponents") from inclusion in the proxy materials to be distributed by Devon in connection with its 2013 annual meeting of shareholders (the "proxy materials"). Copies of the Proposal as submitted by each of the Proponents are included in Exhibits A-1 and A-2 hereto. For the reasons stated below, we respectfully request that the Staff of the Division of Corporation Finance of the Securities and Exchange Commission (the "Staff") not recommend enforcement action against Devon if Devon omits the Proposal in its entirety from the proxy materials or, if Devon includes the Proposal in the proxy materials, if Devon omits Altschuler as a proponent.

Devon intends to file the definitive proxy statement for its 2013 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (Nov. 7, 2008), this letter is being submitted by email to shareholderproposals@sec.gov. A copy of this letter, including its attachments, is being concurrently sent to each Proponent as notice of Devon's intent to omit the Proposal from Devon's proxy materials. We will promptly forward to the Proponents any response received from the Staff to this request that the Staff transmits by email or fax only to Devon or us. Further, we take this opportunity to remind the Proponents that, under the applicable rules, if a Proponent submits correspondence to the Staff regarding the Proposal, a copy of that correspondence should be concurrently furnished to the undersigned on behalf of Devon.

The Proposal

The Proposal states:

> RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Basis for Exclusion

For the reasons described in this letter, we respectfully submit that Devon may exclude the Proposal from the proxy materials pursuant to:

- Rule 14a-8(d) and Rule 14a-8(f)(1) because the Proposal exceeds 500 words, which the Proponent did not remedy after receiving notice of such deficiency and

- Rules 14a-8(i)(3) and 14a-9 because the Proposal contains false and misleading statements.

In addition and for the reasons described in this letter, we respectfully submit that, even if the Proposal is included in the proxy materials, Devon may exclude any references to Altschuler as a proponent pursuant to Rule 14a-8(b) and Rule 14a-8(f)(1) because Altschuler has failed to provide proof of the requisite stock ownership after receiving notice of such deficiency.

Background

On September 28, 2012, Devon received the Proposal and a cover letter from each of the Proponents stating their respective ownership of shares of Devon common stock. The Altschuler submission also included a separate letter from Boston Trust & Investment Management Company ("Boston Trust") stating the number of shares of Devon common stock that Altschuler held and that such "shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F." Copies of the Needmor and Altschuler September 28, 2012 correspondence are attached hereto as Exhibits A-1 and A-2, respectively.

After confirming that the Proponents were not shareholders of record, in accordance with Rule 14a-8(f)(1), on October 4, 2012, Devon sent a letter to each of the Proponents via Federal Express (the "Deficiency Letters") requesting a written statement from the record holder of each Proponent's shares verifying that such Proponent had beneficially owned the requisite number of shares of Devon stock continuously for at least one year as of the date of submission of the Proposal and informing each Proponent of the 500-word limit under Rule 14a-8(d) and that Devon believed the Proposal contained more than 500 words. The Deficiency Letters also advised each Proponent that such written statement and revised Proposal had to be submitted to Devon within 14 days of the Proponent's receipt of such letter. As suggested in Section G.3 of Staff Legal Bulletin No. 14 (July 13, 2001) ("SLB 14") relating to eligibility and procedural issues, the Deficiency Letters included a copy of Rule 14a-8. Copies of the Deficiency Letters sent to Needmor and Altschuler, including the evidence of delivery from Federal Express for each such Deficiency Letter, are attached hereto as Exhibits B-1 and B-2, respectively.

On October 16, 2012, Devon received from Northern Trust, on behalf of Needmor, a letter confirming Needmor's ownership of Devon shares since September 28, 2011 (the "Northern Trust Letter"). A copy of the Northern Trust Letter is attached hereto as Exhibit C. Devon has informed us that Devon received no further correspondence from or on behalf of either Proponent.

Analysis

Rule 14a-8(d) and Rule 14a-8(f)(1) – Proposal Exceeds 500 Words

Under Rule 14a-8(d), a proposal, including any supporting statement, may not exceed 500 words. In the Deficiency Letters, Devon notified each Proponent that it believed the Proposal contained more than 500 words and informed the Proponents that, to remedy the defect, the Proponents must revise the Proposal (including the supporting statement) so that it does not exceed 500 words. Neither Proponent submitted a revised proposal.

Under Rule 14a-8(f)(1), a company may exclude a shareholder proposal if the company timely notifies the proponent of a deficiency and the proponent fails to correct the deficiency within the required time.

The Staff has permitted companies to exclude shareholder proposals under Rule 14a-8(f)(1) where the proposal exceeds the 500-word limit under Rule 14a-8(d). *See, e.g., Intel Corp.* (Mar. 8, 2010) ("Intel 2010") (permitting exclusion of a proposal which contained 504 words); *Pool Corp.* (Feb. 17, 2009) (permitting exclusion of a proposal which contained more than 500 words); *Procter & Gamble Co.* (July 29, 2008) (same); *Amgen, Inc.* (Jan. 12, 2004) ("Amgen 2004") (same); *Amoco Corp.* (Jan. 22, 1997) (permitting exclusion of a proposal which contained 503 words); *Aetna Life and Casualty Co.* (Jan. 18, 1995) ("Aetna 1995") (permitting exclusion of a proposal where the proponent attempted to circumvent the 500-word limit by using charts and graphs). The Staff has also explained that "[a]ny statements that are, in effect, arguments in support of the proposal constitute part of the supporting statement." *SLB 14.*

In addition, when counting the number of words in a proposal, the Staff has indicated that hyphenated words and words separated by a "/" should be counted as multiple words. *See Minnesota Mining and Manufacturing Co.* (Feb. 27, 2000) (permitting exclusion of a proposal which contained 504 words, where hyphenated words and words separated by "/" were counted as multiple words). Similarly, the Staff has indicated that numbers should be counted as words. *See Intel 2010* (counting each percent symbol and dollar sign as a separate word); *Amgen 2004* (counting each number and letter used to enumerate paragraphs as separate words); *Aetna 1995* (counting each numeric entry as one word).

Consistent with the precedent discussed above, the Proposal may be excluded under Rule 14a-8(f)(1) because it exceeds the 500-word limitation in Rule 14a-8(d). Specifically, the Proposal contains 519 words. In arriving at this calculation, we have followed Staff precedent and treated words separated by "/" as multiple words and counted each percent symbol and number and each ampersand as separate words. In addition, we have counted acronyms or abbreviations such as "U.S." and "CEO" as multiple words. In counting acronyms as multiple words, we note that each acronym represents multiple words, and following the principles applied in the precedent discussed above, a proponent should not be able to artificially circumvent the 500-word limitation by using excess acronyms, just as it would not be able to circumvent the 500-word limitation by using excess hyphenation or numbers and charts.

Accordingly, the Proposal exceeds the 500-word limit under Rule 14a-8(d). Therefore, we respectfully submit on behalf of Devon that the Proposal is excludable by Devon pursuant to Rule 14a-8(f) because the Proponents failed to remedy the deficiency on a timely basis after notification by Devon.

Rule 14a-8(i)(3) and Rule 14a-9 – Misleading Statements

Devon believes that it may properly omit the Proposal from the proxy materials under Rules l4a-8(i)(3) and 14a-9 because the Proposal is misleading. Rule 14a-9 prohibits a company from making a proxy solicitation that contains "any statement which, at the time and in the light of the circumstances under which it is made, is false or misleading with respect to any material fact." In addition, Rule 14a-8(i)(3) provides, in part, that a proposal may be excluded from proxy materials if the proposal is materially false or contains misleading statements. The Staff has taken the position that a shareholder proposal may be excluded from proxy materials under Rule 14a-8(i)(3) if "the company demonstrates objectively that a factual statement is materially false or misleading." *Staff Legal Bulletin No. 14B* (September 15, 2004) ("*SB 14B*").

The Staff has repeatedly allowed the exclusion of shareholder proposals under Rules 14a-8(i)(3) and 14a-9 if the supporting statement contains false or misleading statements.

See, e.g., Motorola, Inc. (Jan. 12, 2011) (allowing for exclusion where the supporting statement contained internal inconsistencies regarding statements on equity retention); and *Woodward Governor Co.* (Nov. 26, 2003) (allowing for exclusion where the supporting statement contained false and misleading statements).

The Proposal is false and misleading, and therefore excludable under Rule 14a-8(i)(3), because the supporting statement contains false statements regarding the structure of, and positions held by, Devon's executive management team. Specifically, the supporting statement in the Proposal falsely states that J. Larry Nichols serves as both Devon's Chairman of the Board of Directors and Chief Executive Officer. Further, the supporting statement in the Proposal describes benefits that the Proponents would achieve in the event that Devon were to separate the Chairman of the Board and Chief Executive Officer positions. In contrast, John Richels was appointed Devon's Chief Executive Officer in 2010, at which time Mr. Nichols transitioned to the position of Executive Chairman of the Board of Directors. Recognizing the importance of the split of duties between the Board of Directors and Chief Executive Officer positions, and in accordance with Devon's previously disclosed succession plan, Mr. Nichols retired as an employee of the Company effective December 31, 2012.

The Proponents seek to convince Devon's shareholders to vote in favor of the Proposal by falsely stating that Devon has not separated the Chairman of the Board and Chief Executive Officer positions and misleading the shareholders to believe that Devon's current management structure would benefit from Devon implementing such a separation even though such a separation already exists. As a result, by stating that these roles are not separate and elaborating on benefits that could be achieved if the separation was implemented, shareholders may be induced to vote in favor the Proposal based on false and misleading statements of material fact included in the Proposal. Accordingly, under Rule 14a-9, Devon is prohibited from including the Proposal in the proxy materials.

Rule 14a-8(b) and Rule 14a-8(f)(1) – Failure to Establish Eligibility

We respectfully submit that, even if the Proposal is included in the proxy materials, Devon may omit identifying Altschuler as a proponent of the Proposal because Altschuler failed to meet the eligibility requirements of Rule 14a-8(b). Rule 14a-8(b)(1) provides, in part, that "[i]n order to be eligible to submit a proposal, [a shareholder] must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal for at least one year by the date [the shareholder] submits the proposal." SLB 14 specifies that when the shareholder is not the registered holder, the shareholder "is responsible for proving his or her eligibility to submit a proposal to the company," which the shareholder may do by one of two ways provided in Rule 14a-8(b)(2). *See Section C.1.c, SLB 14.*

Rule 14a-8(b)(2) sets forth the exclusive means by which a proponent may prove it is eligible to submit a shareholder proposal. A proponent may either submit a written statement from the record holder of its shares or, alternatively, a proponent that has filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5 with the Commission may provide copies of such form to the company pursuant to Rule 14a-8(b)(2)(ii). Form 13F is not among the documents listed in Rule 14a-8(b)(2)(ii) as acceptable means of proof of ownership. *See Pfizer Inc.* (Feb. 20, 2009) (concurring with the exclusion of a proposal where the proponent argued, among other things, that its status as an "institutional investment manager" and a Form 13F filer constituted proof of ownership sufficient to meet the requirements of Rule 14a-8(b)); *Pall Corp.* (Sept. 20, 2005) (concurring with the exclusion of a proposal where the proponent submitted a copy of a filed Form 13F and monthly brokerage statements as purported proof of ownership sufficient to meet the requirements of Rule 14a-8(b)). The plain language of Rule 14a-8(b)(2)(ii) is clear that it "applies only if you [the shareholder] have filed a Schedule 13D, Schedule 13G, Form 3, Form 4 and/or Form 5, or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins." Because Altschuler has not filed any of these forms, Altschuler may not use Rule 14a-8(b)(2)(ii) to prove his eligibility and must instead follow the procedure set forth in Rule 14a-8(b)(2)(i).

After determining that neither Altschuler nor Boston Trust was a shareholder of record as required under Rule 14a-8(b)(2)(i), on October 4, 2012, Devon sent the Deficiency Notice in accordance with Rule 14a-8(f)(1) to Altschuler as described above, a copy of which, including evidence of delivery, is attached as Exhibit B-2. As of the date hereof, Devon has informed us that Devon has not received any response from Altschuler.

The Staff has consistently held that Rule 14a-8(f) is to be read strictly and that a failure to provide appropriate documentation within the requisite number of days of receipt of a request from the company justifies omission from the company's proxy materials. *See Verizon Communications Inc.* (Jan. 6, 2011); *Union Pacific Corporation* (Mar. 5, 2010); *AMR Corporation* (Feb. 12, 2010); *Frontier Communications Corporation* (Jan. 26, 2010); *Frontier Communications Corporation* (Jan. 25, 2010); *General Electric Company* (December 17, 2009); *Wal-Mart Stores, Inc.* (Mar. 25, 2009); *KeyCorp* (Jan. 9, 2009); and *Anthracite Capital, Inc.* (Mar. 11, 2008). In addition, in Section G.4 of SLB 14, the Staff noted:

> Rule 14a-8(f) provides that a shareholder's response to a company's notice of defect(s) must be postmarked, or transmitted electronically, no later than 14 days from the date the shareholder received the notice of defect(s). Therefore, a shareholder should respond to the company's notice of defect(s) by a means that allows the shareholder to demonstrate when he or she responded to the notice.

Accordingly, we respectfully submit that, if the Proposal is included in the proxy materials, Devon may properly omit Altschuler as a proponent of the Proposal from the proxy materials under Rule 14a-8(f) because Altschuler failed to provide within 14 days of receipt of Devon's written request a written statement from the record holder of Altschuler's shares establishing eligibility.

Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Devon excludes the Proposal from the proxy materials or omits Altschuler as a proponent even if the Proposal is included in the proxy materials. If the Staff disagrees with Devon's conclusions, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,



Christian P. Callens

cc: Carla Brockman (Vice President, Corporate Governance and Secretary, Devon)

Daniel Stranahan
Chair – Finance Committee
The Needmor Fund
2123 West Webster Avenue
Chicago, IL 60647

Timothy Smith
Senior Vice President
Walden Asset Management
One Beacon Street
Boston, MA 02108
fax: 617-227-2690
tsmith@bostontrust.com

Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***

<u>EXHIBIT A-1</u>
Letter from Needmor

THE NEEDMOR FUND

September 28, 2012

Ms. Carla Brockman
Corporate Secretary
Devon Energy Corporation
20 N Broadway, Suite 1500
Oklahoma City, OK 73102

Dear Ms. Brockman:

The Needmor Fund holds 1,500 shares of Devon Energy stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value.

Therefore, we are filing the enclosed shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, of these shares as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and intend to maintain ownership of the required number of shares, through the date of the next annual meeting. We have been a shareholder of more than $2,000 in market value of Devon Energy stock for more than one year. We will be glad to provide proof of ownership from our custodian, a DTC participant, upon request.

A representative of the proponents will attend the meeting to move the resolution.

We expect other co-filers may join in sponsoring this resolution.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

Sincerely,



Daniel Stranahan
Chair – Finance Committee

Encl. Resolution Text

CC: Timothy Smith, Walden Asset Management

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Separate Chair & CEO – Devon Energy

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.

- The role of the Board of Directors is to provide independent oversight of management and the CEO.

- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Devon's CEO J. Larry Nichols serves both as CEO and Chair of the Company's Board of Directors. We believe the combination of these two roles in a single person weakens a corporation's governance structure, which can harm shareholder value.

As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

In our view, shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board, and support strong Board leadership. The primary duty of a Board of Directors is to oversee the management of a company on behalf of its shareholders. We believe a combined CEO / Chair creates a potential conflict of interest, resulting in excessive management influence on the Board and weaker oversight of management.

Numerous institutional investors recommend separation of these two roles. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

Chairing and overseeing the Board is a time intensive responsibility. A separate Chair also frees the CEO to manage the company and build effective business strategies.

It is our further hope that improvements in corporate governance may also make our company more transparent on key environmental and social issues we face.

Many companies have separate and/or independent Chairs. An independent Chair is the prevailing practice in the United Kingdom and many international markets and it is an increasing trend in the U.S. Globally in 2009 less than 12 percent of incoming CEOs were also made Chair, compared with 48 percent in 2002 according to a Booz & Co. 2010 study. (*CEO Succession 2000-2009)*

Shareholder resolutions urging separation of CEO and Chair averaged approximately 36% with 48 companies in 2012, an indication of strong investor support.

To simplify the transition, this policy would be phased in and implemented when the next CEO is chosen.

<u>EXHIBIT A-2</u>
Letter from Altschuler

Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***

September 28, 2012

Ms. Carla Brockman
Corporate Secretary
Devon Energy Corporation
20 N Broadway, Suite 1500
Oklahoma City, OK 73102

Dear Ms. Brockman:

I own 500 shares of Devon Energy stock. As an investor I encourage companies I invest in to do all that they can to be responsible corporate citizens and well-governed companies.

I am submitting the enclosed shareholder proposal for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. I am the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of the above mentioned number of Devon Energy shares.

I have been a shareholder for more than one year of at least $2,000 worth of Devon Energy stock and will provide verification of ownership position from a DTC participant. I will continue to hold at least $2,000 worth of Devon Energy stock through the stockholder meeting. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

I consider myself as a co-filer with the Needmor Fund of this resolution. Please copy correspondence both to me and to Timothy Smith at Walden Asset Management my investment manager. (tsmith@bostontrust.com).

Sincerely,



Daniel Altschuler

Cc: Timothy Smith – Walden Asset Management (tsmith@bostontrust.com)



Boston Trust & Investment
Management Company

September 28, 2012

To Whom It May Concern:

Boston Trust & Investment Management Company, a state chartered bank under the Commonwealth of Massachusetts, and insured by the FDIC, manages assets and acts as custodian for the **Daniel Altschuler** through its Walden Asset Management division.

We are writing to verify that our client **Daniel Altschuler** currently owns **500** shares of **Devon Energy Corp.** (Cusip **#25179M103**). These shares are held in the name of Cede & Co. under the custodianship of Boston Trust and reported as such to the SEC via the quarterly filing by Boston Trust of Form 13F.

We confirm that **Daniel Altschuler** has continuously owned and has beneficial ownership of at least $2,000 in market value of the voting securities of **Devon Energy Corp.** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934. Additional documentation confirming ownership from our sub-custodians who are DTC participants will be provided.

Further, it is our intent to hold at least $2,000 in market value in the **Daniel Altschuler** account through the next annual meeting.

Should you require further information, please contact Timothy Smith at 617-726-7155 or tsmith@bostontrust.com directly.

Sincerely,

Timothy Smith
Senior Vice President

Separate Chair & CEO – Devon Energy

RESOLVED: The shareholders request the Board of Directors to adopt as policy, and amend the bylaws as necessary, to require the Chair of the Board of Directors, whenever possible, to be an independent member of the Board. This policy should be phased in for the next CEO transition. Compliance with this policy is waived if no independent director is available and willing to serve as Chair.

Supporting Statement:

We believe:

- The role of the CEO and management is to run the company.
- The role of the Board of Directors is to provide independent oversight of management and the CEO.
- There is a potential conflict of interest for a CEO to be her/his own overseer while managing the business.

Devon's CEO J. Larry Nichols serves both as CEO and Chair of the Company's Board of Directors. We believe the combination of these two roles in a single person weakens a corporation's governance structure, which can harm shareholder value.

As Intel's former chair Andrew Grove stated, "The separation of the two jobs goes to the heart of the conception of a corporation. Is a company a sandbox for the CEO, or is the CEO an employee? If he's an employee, he needs a boss, and that boss is the Board. The Chairman runs the Board. How can the CEO be his own boss?"

In our view, shareholders are best served by an independent Board Chair who can provide a balance of power between the CEO and the Board, and support strong Board leadership. The primary duty of a Board of Directors is to oversee the management of a company on behalf of its shareholders. We believe a combined CEO / Chair creates a potential conflict of interest, resulting in excessive management influence on the Board and weaker oversight of management.

Numerous institutional investors recommend separation of these two roles. For example, California's Retirement System CalPERS' Principles & Guidelines encourage separation, even with a lead director in place.

Chairing and overseeing the Board is a time intensive responsibility. A separate Chair also frees the CEO to manage the company and build effective business strategies.

It is our further hope that improvements in corporate governance may also make our company more transparent on key environmental and social issues we face.

Many companies have separate and/or independent Chairs. An independent Chair is the prevailing practice in the United Kingdom and many international markets and it is an increasing trend in the U.S. Globally in 2009 less than 12 percent of incoming CEOs were also made Chair, compared with 48 percent in 2002 according to a Booz & Co. 2010 study. (*CEO Succession 2000-2009)*

Shareholder resolutions urging separation of CEO and Chair averaged approximately 36% with 48 companies in 2012, an indication of strong investor support.

To simplify the transition, this policy would be phased in and implemented when the next CEO is chosen.

<u>EXHIBIT B-1</u>

Deficiency Letter to Needmor



Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, OK 73102

405 235 3611 Phone
www.devonenergy.com

October 4, 2012

BY FEDERAL EXPRESS

The Needmor Fund
2123 West Webster Avenue
Chicago, IL 60647

Attention: Daniel Stranahan

RE: Notice of Deficiency

Dear Mr. Stranahan:

I am writing to acknowledge receipt on September 28, 2012 of your shareholder proposal (the "Proposal") submitted to Devon Energy Corporation ("Devon") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Devon's proxy materials for the 2013 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Devon's common stock for at least one year prior to the date that the proposal is submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Devon common stock. Please provide a written statement from the record holder of your shares (usually a bank or broker) and a participant in the Depository Trust Company ("DTC") verifying that, at the time you submitted the Proposal, you had beneficially held the requisite number of shares of Devon common stock continuously for at least one year.

In order to determine if the bank or broker holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the bank or broker holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year - one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Devon common stock, please see Rule 14a-8(b)(2) in Exhibit A.

Under Rule 14a-8(d), any shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. We believe your submission contains more than 500 words. To remedy this defect, you must revise the Proposal and supporting statement so that they do not exceed 500 words.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Devon reserves the right to seek relief from the SEC as appropriate.

Very truly yours,



Carla D. Brockman
Vice President Corporate Governance
and Secretary

Enclosure

cc: Timothy Smith, Walden Asset Management (tsmith@bostontrust.com)

EXHIBIT A

[ATTACHED]

e-CFR Data is current as of October 1, 2012

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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<u>EXHIBIT B-2</u>
Deficiency Letter to Altschuler



Devon Energy Corporation
333 West Sheridan Avenue
Oklahoma City, OK 73102

405 235 3611 Phone
www.devonenergy.com

October 4, 2012

BY FEDERAL EXPRESS

Daniel Altschuler

*** FISMA & OMB Memorandum M-07-16 ***

RE: Notice of Deficiency

Dear Mr. Altschuler:

I am writing to acknowledge receipt on September 28, 2012 of your shareholder proposal (the "Proposal") submitted to Devon Energy Corporation ("Devon") pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, as amended, for inclusion in Devon's proxy materials for the 2013 Annual Meeting of Stockholders (the "Annual Meeting"). Under the proxy rules of the Securities and Exchange Commission (the "SEC"), in order to be eligible to submit a proposal for the Annual Meeting, a proponent must have continuously held at least $2,000 in market value of Devon's common stock for at least one year prior to the date that the proposal is submitted. For your reference, a copy of Rule 14a-8 is attached to this letter as Exhibit A.

Our records indicate that you are not a registered holder of Devon common stock. Please provide a written statement from the record holder of your shares (usually a bank or broker) and a participant in the Depository Trust Company ("DTC") verifying that, at the time you submitted the Proposal, you had beneficially held the requisite number of shares of Devon common stock continuously for at least one year.

In order to determine if the bank or broker holding your shares is a DTC participant, you can check the DTC's participant list, which is currently available on the Internet at: http://www.dtcc.com/downloads/membership/directories/dtc/alpha.pdf. If the bank or broker holding your shares is not a DTC participant, you also will need to obtain proof of ownership from the DTC participant through which the shares are held. You should be able to find out who this DTC participant is by asking your broker or bank. If the DTC participant knows your broker or bank's holdings, but does not know your holdings, you can satisfy Rule 14a-8 by obtaining and submitting two proof of ownership statements verifying that, at the time the Proposal was submitted, the required amount of shares were continuously held for at least one year - one from your broker or bank confirming your ownership, and the other from the DTC participant confirming the broker or bank's ownership. For additional information regarding the acceptable methods of proving your ownership of the minimum number of shares of Devon common stock, please see Rule 14a-8(b)(2) in Exhibit A.

Under Rule 14a-8(d), any shareholder proposal, including any accompanying supporting statement, may not exceed 500 words. We believe your submission contains more than 500 words. To remedy this defect, you must revise the Proposal and supporting statement so that they do not exceed 500 words.

The SEC rules require that the documentation be postmarked or transmitted electronically to us no later than 14 calendar days from the date you receive this letter. Once we receive this documentation, we will be in a position to determine whether the Proposal is eligible for inclusion in the proxy materials for the Annual Meeting. Devon reserves the right to seek relief from the SEC as appropriate.

Very truly yours,



Carla D. Brockman
Vice President Corporate Governance
and Secretary

Enclosure

cc: Timothy Smith, Walden Asset Management (tsmith@bostontrust.com)

EXHIBIT A

[ATTACHED]

Electronic Code of Federal Regulations
e-CFR™

The e-CFR is being upgraded. As of October 9, 2012, the new e-CFR URL will be: eCFR.gov. Automatic redirects will be in place for the remainder of 2012. Please plan to reset your bookmarks and links to the new eCFR.gov URL.

e-CFR Data is current as of October 1, 2012

Title 17: Commodity and Securities Exchanges

PART 240—GENERAL RULES AND REGULATIONS, SECURITIES EXCHANGE ACT OF 1934

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§ 240.14a-8 Shareholder proposals.

This section addresses when a company must include a shareholder's proposal in its proxy statement and identify the proposal in its form of proxy when the company holds an annual or special meeting of shareholders. In summary, in order to have your shareholder proposal included on a company's proxy card, and included along with any supporting statement in its proxy statement, you must be eligible and follow certain procedures. Under a few specific circumstances, the company is permitted to exclude your proposal, but only after submitting its reasons to the Commission. We structured this section in a question-and-answer format so that it is easier to understand. The references to "you" are to a shareholder seeking to submit the proposal.

(a) *Question 1:* What is a proposal? A shareholder proposal is your recommendation or requirement that the company and/or its board of directors take action, which you intend to present at a meeting of the company's shareholders. Your proposal should state as clearly as possible the course of action that you believe the company should follow. If your proposal is placed on the company's proxy card, the company must also provide in the form of proxy means for shareholders to specify by boxes a choice between approval or disapproval, or abstention. Unless otherwise indicated, the word "proposal" as used in this section refers both to your proposal, and to your corresponding statement in support of your proposal (if any).

(b) *Question 2:* Who is eligible to submit a proposal, and how do I demonstrate to the company that I am eligible? (1) In order to be eligible to submit a proposal, you must have continuously held at least $2,000 in market value, or 1%, of the company's securities entitled to be voted on the proposal at the meeting for at least one year by the date you submit the proposal. You must continue to hold those securities through the date of the meeting.

(2) If you are the registered holder of your securities, which means that your name appears in the company's records as a shareholder, the company can verify your eligibility on its own, although you will still have to provide the company with a written statement that you intend to continue to hold the securities through the date of the meeting of shareholders. However, if like many shareholders you are not a registered holder, the company likely does not know that you are a shareholder, or how many shares you own. In this case, at the time you submit your proposal, you must prove your eligibility to the company in one of two ways:

(i) The first way is to submit to the company a written statement from the "record" holder of your securities (usually a broker or bank) verifying that, at the time you submitted your proposal, you continuously held the securities for at least one year. You must also include your own written statement that you intend to continue to hold the securities through the date of the meeting of shareholders; or

(ii) The second way to prove ownership applies only if you have filed a Schedule 13D (§240.13d–101), Schedule 13G (§240.13d–102), Form 3 (§249.103 of this chapter), Form 4 (§249.104 of this chapter) and/or Form 5 (§249.105 of this chapter), or amendments to those documents or updated forms, reflecting your ownership of the shares as of or before the date on which the one-year eligibility period begins. If you have filed one of these documents with the SEC, you may demonstrate your eligibility by submitting to the company:

(A) A copy of the schedule and/or form, and any subsequent amendments reporting a change in your ownership level;

(B) Your written statement that you continuously held the required number of shares for the one-year period as of the date of the statement; and

(C) Your written statement that you intend to continue ownership of the shares through the date of the company's annual or special meeting.

(c) *Question 3:* How many proposals may I submit? Each shareholder may submit no more than one proposal to a company for a particular shareholders' meeting.

(d) *Question 4:* How long can my proposal be? The proposal, including any accompanying supporting statement, may not exceed 500 words.

(e) *Question 5:* What is the deadline for submitting a proposal? (1) If you are submitting your proposal for the company's annual meeting, you can in most cases find the deadline in last year's proxy statement. However, if the company did not hold an annual meeting last year, or has changed the date of its meeting for this year more than 30 days from last year's meeting, you can usually find the deadline in one of the company's quarterly reports on Form 10–Q (§249.308a of this chapter), or in shareholder reports of investment companies under §270.30d–1 of this chapter of the Investment Company Act of 1940. In order to avoid controversy, shareholders should submit their proposals by means, including electronic means, that permit them to prove the date of delivery.

(2) The deadline is calculated in the following manner if the proposal is submitted for a regularly scheduled annual meeting. The proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. However, if the company did not hold an annual meeting the previous year, or if the date of this year's annual meeting has been changed by more than 30 days from the date of the previous year's meeting, then the deadline is a reasonable time before the company begins to print and send its proxy materials.

(3) If you are submitting your proposal for a meeting of shareholders other than a regularly scheduled annual meeting, the deadline is a reasonable time before the company begins to print and send its proxy materials.

(f) *Question 6:* What if I fail to follow one of the eligibility or procedural requirements explained in answers to Questions 1 through 4 of this section? (1) The company may exclude your proposal, but only after it has notified you of the problem, and you have failed adequately to correct it. Within 14 calendar days of receiving your proposal, the company must notify you in writing of any procedural or eligibility deficiencies, as well as of the time frame for your response. Your response must be postmarked, or transmitted electronically, no later than 14 days from the date you received the company's notification. A company need not provide you such notice of a deficiency if the deficiency cannot be remedied, such as if you fail to submit a proposal by the company's properly determined deadline. If the company intends to exclude the proposal, it will later have to make a submission under §240.14a–8 and provide you with a copy under Question 10 below, §240.14a–8(j).

(2) If you fail in your promise to hold the required number of securities through the date of the meeting of shareholders, then the company will be permitted to exclude all of your proposals from its proxy materials for any meeting held in the following two calendar years.

(g) *Question 7:* Who has the burden of persuading the Commission or its staff that my proposal can be excluded? Except as otherwise noted, the burden is on the company to demonstrate that it is entitled to exclude a proposal.

(h) *Question 8:* Must I appear personally at the shareholders' meeting to present the proposal? (1) Either you, or your representative who is qualified under state law to present the proposal on your behalf, must attend the meeting to present the proposal. Whether you attend the meeting yourself or send a qualified representative to the meeting in your place, you should make sure that you, or your representative, follow the proper state law procedures for attending the meeting and/or presenting your proposal.

(2) If the company holds its shareholder meeting in whole or in part via electronic media, and the company permits you or your representative to present your proposal via such media, then you may appear through electronic media rather than traveling to the meeting to appear in person.

(3) If you or your qualified representative fail to appear and present the proposal, without good cause, the company will be permitted to exclude all of your proposals from its proxy materials for any meetings held in the following two calendar years.

(i) *Question 9:* If I have complied with the procedural requirements, on what other bases may a company rely to exclude my proposal? (1) Improper under state law: If the proposal is not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization;

Note to paragraph (i)(1): Depending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders. In our experience, most proposals that are cast as recommendations or requests that the board of directors take specified action are proper under state law. Accordingly, we will assume that a proposal drafted as a recommendation or suggestion is proper unless the company demonstrates otherwise.

(2) *Violation of law:* If the proposal would, if implemented, cause the company to violate any state, federal, or foreign law to which it is subject;

Note to paragraph (i)(2): We will not apply this basis for exclusion to permit exclusion of a proposal on grounds that it would violate foreign law if compliance with the foreign law would result in a violation of any state or federal law.

(3) *Violation of proxy rules:* If the proposal or supporting statement is contrary to any of the Commission's proxy rules, including §240.14a-9, which prohibits materially false or misleading statements in proxy soliciting materials;

(4) *Personal grievance; special interest:* If the proposal relates to the redress of a personal claim or grievance against the company or any other person, or if it is designed to result in a benefit to you, or to further a personal interest, which is not shared by the other shareholders at large;

(5) *Relevance:* If the proposal relates to operations which account for less than 5 percent of the company's total assets at the end of its most recent fiscal year, and for less than 5 percent of its net earnings and gross sales for its most recent fiscal year, and is not otherwise significantly related to the company's business;

(6) *Absence of power/authority:* If the company would lack the power or authority to implement the proposal;

(7) *Management functions:* If the proposal deals with a matter relating to the company's ordinary business operations;

(8) *Director elections:* If the proposal:

(i) Would disqualify a nominee who is standing for election;

(ii) Would remove a director from office before his or her term expired;

(iii) Questions the competence, business judgment, or character of one or more nominees or directors;

(iv) Seeks to include a specific individual in the company's proxy materials for election to the board of directors; or

(v) Otherwise could affect the outcome of the upcoming election of directors.

(9) *Conflicts with company's proposal:* If the proposal directly conflicts with one of the company's own proposals to be submitted to shareholders at the same meeting;

Note to paragraph (i)(9): A company's submission to the Commission under this section should specify the points of conflict with the company's proposal.

(10) *Substantially implemented:* If the company has already substantially implemented the proposal;

Note to paragraph (i)(10): A company may exclude a shareholder proposal that would provide an advisory vote or seek future advisory votes to approve the compensation of executives as disclosed pursuant to Item 402 of Regulation S–K (§229.402 of this chapter) or any successor to Item 402 (a "say-on-pay vote") or that relates to the frequency of say-on-pay votes, provided that in the most recent shareholder vote required by §240.14a–21(b) of this chapter a single year (*i.e.,* one, two, or three years) received approval of a majority of votes cast on the matter and the company has adopted a policy on the frequency of say-on-pay votes that is consistent with the choice of the majority of votes cast in the most recent shareholder vote required by §240.14a–21(b) of this chapter.

(11) *Duplication:* If the proposal substantially duplicates another proposal previously submitted to the company by another proponent that will be included in the company's proxy materials for the same meeting;

(12) *Resubmissions:* If the proposal deals with substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years, a company may exclude it from its proxy materials for any meeting held within 3 calendar years of the last time it was included if the proposal received:

(i) Less than 3% of the vote if proposed once within the preceding 5 calendar years;

(ii) Less than 6% of the vote on its last submission to shareholders if proposed twice previously within the preceding 5 calendar years; or

(iii) Less than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years; and

(13) *Specific amount of dividends:* If the proposal relates to specific amounts of cash or stock dividends.

(j) *Question 10:* What procedures must the company follow if it intends to exclude my proposal? (1) If the company intends to exclude a proposal from its proxy materials, it must file its reasons with the Commission no later than 80 calendar days before it files its definitive proxy statement and form of proxy with the Commission. The company must simultaneously provide you with a copy of its submission. The Commission staff may permit the company to make its submission later than 80 days before the company files its definitive proxy statement and form of proxy, if the company demonstrates good cause for missing the deadline.

(2) The company must file six paper copies of the following:

(i) The proposal;

(ii) An explanation of why the company believes that it may exclude the proposal, which should, if possible, refer to the most recent applicable authority, such as prior Division letters issued under the rule; and

(iii) A supporting opinion of counsel when such reasons are based on matters of state or foreign law.

(k) *Question 11:* May I submit my own statement to the Commission responding to the company's arguments?

Yes, you may submit a response, but it is not required. You should try to submit any response to us, with a copy to the company, as soon as possible after the company makes its submission. This way, the Commission staff will have time to consider fully your submission before it issues its response. You should submit six paper copies of your response.

(l) *Question 12:* If the company includes my shareholder proposal in its proxy materials, what information about me must it include along with the proposal itself?

(1) The company's proxy statement must include your name and address, as well as the number of the company's voting securities that you hold. However, instead of providing that information, the company may instead include a statement that it will provide the information to shareholders promptly upon receiving an oral or written request.

(2) The company is not responsible for the contents of your proposal or supporting statement.

(m) *Question 13:* What can I do if the company includes in its proxy statement reasons why it believes shareholders should not vote in favor of my proposal, and I disagree with some of its statements?

(1) The company may elect to include in its proxy statement reasons why it believes shareholders should vote against your proposal. The company is allowed to make arguments reflecting its own point of view, just as you may express your own point of view in your proposal's supporting statement.

(2) However, if you believe that the company's opposition to your proposal contains materially false or misleading statements that may violate our anti-fraud rule, §240.14a–9, you should promptly send to the Commission staff and the company a letter explaining the reasons for your view, along with a copy of the company's statements opposing your proposal. To the extent possible, your letter should include specific factual information demonstrating the inaccuracy of the company's claims. Time permitting, you may wish to try to work out your differences with the company by yourself before contacting the Commission staff.

(3) We require the company to send you a copy of its statements opposing your proposal before it sends its proxy materials, so that you may bring to our attention any materially false or misleading statements, under the following timeframes:

(i) If our no-action response requires that you make revisions to your proposal or supporting statement as a condition to requiring the company to include it in its proxy materials, then the company must provide you with a copy of its opposition statements no later than 5 calendar days after the company receives a copy of your revised proposal; or

(ii) In all other cases, the company must provide you with a copy of its opposition statements no later than 30 calendar days before its files definitive copies of its proxy statement and form of proxy under §240.14a–6.

[63 FR 29119, May 28, 1998; 63 FR 50622, 50623, Sept. 22, 1998, as amended at 72 FR 4168, Jan. 29, 2007; 72 FR 70456, Dec. 11, 2007; 73 FR 977, Jan. 4, 2008; 76 FR 6045, Feb. 2, 2011; 75 FR 56782, Sept. 16, 2010]

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<u>EXHIBIT C</u>

Needmor Response

The Northern Trust Company
50 South La Salle Street
Chicago, Illinois 60603
(312) 630-6000



Northern Trust

September 28, 2012

To Whom It May Concern:

The Northern Trust acts as trustee for **Needmor Fund** and custodies the assets at Northern Trust. Walden Asset Management acts as the manager for this portfolio.

We are writing to verify that **Needmor Fund** currently owns **1,500** shares of **Devon Energy (Cusip #25179M103).** We confirm that **Needmor Fund** has beneficial ownership of at least $2,000 in market value of the voting securities of **Devon Energy** and that such beneficial ownership has existed for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Should you require further information, please contact (name of contact) directly.

Sincerely,

Nancy Wieboldt
Sr. Vice President